Exhibit 3.565

ENDORSED — FILED in the office of the Secretary of State of the State of California

OCT – 1 1999

BILL JONES, Secretary of State
ARTICLES OF INCORPORATION
OF
IMPERIAL LANDFILL, INC.
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FIRST: The name of the corporation is Imperial Landfill, Inc.
SECOND: The purpose of this corporation is to engage in any lawful act activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporation Code.
THIRD: The name of this corporation’s initial agent for service of process on the State of California is:
C T CORPORATION SYSTEM
FOURTH: This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is One Thousand (1,000).
FIFTH: The personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach shall be eliminated to the fullest extent permissible under California law.

SIXTH: The corporation is authorized to indemnify the directors and officers of the corporation to the fullest extent permissible under California law. The corporation is authorized to provide indemnification of agents (as defined in Section 317) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of that expressly permitted by Section 317 for those agents of the corporation for breach of duty to the corporation and its stockholders, subject to limitations set forth in Section 204.
IN WITNESS WHEREOF, the undersigned have executed these Articles this 29th day of September, 1999.

/s/ Donald W. Slager
Donald W. Slager
Incorporator